UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TRIMERIS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

896263100
(CUSIP Number)

Braden M. Leonard
65 E Cedar - Suite 2
Zionsville, IN 46077

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  896263100

1.           Name of Reporting Person.
              BML Investment Partners, L.P.(1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a)           ☐

                              (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  WC

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  Delaware

Number of            7.           Sole Voting Power                   0
Shares
Beneficially          8.           Shared Voting Power              2,170,000 (1)
Owned by Each
Reporting             9.           Sole Dispositive Power           0
Person With
                              10.          Shared Dispositive Power      2,170,000 (1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  2,170,000 (1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  9.7% (2)

14.         Type of Reporting Person (See Instructions)
                              PN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)
Calculated based on 22,399,649 shares of Trimeris, Inc.'s (the “Issuer”) common stock, par value $0.001 per share, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2011.

CUSIP No.  896263100

1.           Name of Reporting Person.
      Braden M. Leonard (1)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                              (a)           ☐

                              (b)           ☒

3.           SEC Use Only

4.           Source of Funds (See Instructions):  PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐

6.           Citizenship or Place of Organization:  United States

Number of           7.            Sole Voting Power                   25,0000
Shares
Beneficially         8.            Shared Voting Power               2,170,000 (1)
Owned by Each
Reporting            9.            Sole Dispositive Power           25,0000
Person With
                              10.          Shared Dispositive Power      2,170,000 (1)

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  2,195,000 (1)

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐

13.         Percent of Class Represented by Amount in Row (11):  9.8% (2)

14.         Type of Reporting Person (See Instructions)
                              IN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

(2)	Calculated based on 22,399,649 shares of the Issuer's common stock, par value $0.001 per share, as reported on the Issuer's Form 10-Q filed with the SEC on May 13, 2011.

Explanatory Note

The Issuer's common stock to which this Schedule 13D relates was previously reported by BML Investment Partners, L.P. on a Schedule 13G filed with the SEC on January 26, 2010, as amended by Amendment No. 1 filed with the SEC on February 11, 2011.

Item 1.    Security and Issuer

This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) of Trimeris, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 2530 Meridian Parkway, 2nd Floor, Durham, NC 27713, United States.

Item 2.    Identity and Background

(a) - (c)  This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership, and Braden M. Leonard. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P. is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d) - (e)  During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Braden M. Leonard is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 2,170,000 shares of Common Stock which were acquired using working capital.  Braden M. Leonard individually owns 25,000 shares of Common Stock, which he acquired using personal funds.

Item 4.    Purpose of Transaction

BML Investment Partners, L.P. and Braden M. Leonard (the "Reporting Persons") acquired the Common Stock beneficially owned by the Reporting Persons in the ordinary course of purchasing, selling and investing in securities.

On June 13, 2011, the Issuer and Synageva BioPharma Corp., a Delaware corporation (“Synageva”), issued a joint press release announcing that they had entered into an Agreement and Plan of Merger and Reorganization, pursuant to which the Issuer and Synageva will combine their businesses through the merger of a newly formed, wholly-owned subsidiary of Issuer with and into Synageva (the "Transaction").  On June 17, 2011, Mr. Leonard sent a letter to the Chief Executive Officer, Chief Financial Officer and Board of Directors of the Issuer addressing the basis for his opposition to the Transaction.  A copy of the letter is attached to this filing as Exhibit A.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  Except as set forth herein, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of BML Investment Partners, L.P., market conditions or other factors.

Item 5.    Interest in Securities of the Issuer

(a)	Amount beneficially owned:

As of June 17, 2011, Braden M. Leonard beneficially owned 2,195,000 shares of the Issuer's Common Stock.

As of June 17, 2011, BML Investment Partners, L.P. beneficially owned 2,170,000 shares of the Issuer's Common Stock.

Percent of class:

As of June 17, 2011, Braden M. Leonard beneficially owned 9.8% of the Issuer's Common Stock.

As of June 17, 2011, BML Investment Partners, L.P. beneficially owned 9.7% of the Issuer's Common Stock.

(b)	Mr. Leonard has sole voting power over 25,000 shares, sole dispositive power over 25,000 shares, shared voting power over 2,170,000 shares and shared dispositive power over 2,170,000 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 2,170,000 shares and shared dispositive power over 2,170,000 shares.

(c)	Neither Mr. Leonard nor BML Investment Partners, L.P. purchased, sold or acquired any additional shares of the Issuer's Common Stock in the sixty days prior to filing this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits

Exhibit A – Letter to the Chief Executive Officer, Chief Financial Officer and Board of Directors dated June 17, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011	BML Investment Partners, L.P., a Delaware limited partnership

By: BML Capital Management, LLC, an Indiana
limited liability company

By:        /s/ Braden M. Leonard
Name:   Braden M. Leonard
Title:     Managing Member

Date: June 20, 2011	By: /s/ Braden M. Leonard
         Braden M. Leonard

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

BML Capital Management, LLC
65 E Cedar – Suite 2
Zionsville, IN 46077
Phone:  317-344-2447
Fax:  317-344-6690

June 17, 2011

VIA EMAIL

Mr. Martin Mattingly
Mr. James Thomas
The Board of Directors, Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, NC 27713

Dear Gentlemen:

BML Capital Management, LLC (“BML”) is the general partner of BML Investment Partners, L.P. which currently owns 2,170,000 shares of Trimeris, Inc. (the “Company”), or approximately 9.7% of the outstanding shares.

I am writing to express my concern and disappointment with the proposed transaction with Synageva. It is my strong belief that the composition of the shareholder base of Trimeris has evolved from one comprised of biotech investors to one comprised mainly of value investors today. BML believes the majority of today's owners purchased TRMS shares for its cash-rich balance sheet and the Fuzeon royalty stream, with the expectation of an eventual sale of the company for cash or a large dividend payout with additional payouts as operations were liquidated.

The proposed transaction with Synageva meets neither of these criteria, but instead exposes shareholders to an early stage biotech with no currently salable products or revenues, and likely a high cash burn rate.  Furthermore, BML estimates that the cash per share that currently stands around $2.25 per share could fall to as low $0.56 per share (depending upon Synageva's cash burn rate to date) if the proposed transaction is completed, greatly increasing the downside risk for existing shareholders.

BML will, of course, examine all merger documents once filed. But based upon everything we know thus far, BML believes the current transaction doesn't adequately serve the interests of existing shareholders.

Regards,

/s/ Braden M. Leonard

By:          Braden M. Leonard
Managing Member of BML Capital Management, LLC